Exhibit 99.2

ASX ANNOUNCEMENT

(ASX: NVX)

20 October 2022

NOVONIX SELECTED FOR US$150 MILLION GRANT

FROM U.S. DEPARTMENT OF ENERGY

- Strategic milestone advancing localization of U.S. battery supply chain -

- Supports NOVONIX’s growth plan to expand synthetic graphite production to 40,000 tonnes per annum in 2025 -

Chattanooga, Tennessee, October 20, 2022 – NOVONIX Limited (NASDAQ: NVX, ASX: NVX, OTCQX: NVNXF) (“NOVONIX” or “the Company”), a leading battery materials and technology company, today announced that its NOVONIX Anode Materials division was selected to enter negotiations to receive US$150 million in grant funding from the U.S. Department of Energy (DOE) to expand its domestic production of high-performance, synthetic graphite anode materials. Information on the selected projects can be found on the DOE’s website here.

This award, announced by President Biden, strengthens the North American battery supply chain amidst surging demand and growing calls to onshore these critical industries. Negotiations will cover final project details including total project costs, operational milestones, and timing of access to grant funds. Under the terms of the grant, government funds must be at least matched by the recipient. Upon successful completion of negotiations with the DOE, NOVONIX will further update the market.

This is the first set of projects funded by President Biden’s Bipartisan Infrastructure Law to expand domestic manufacturing of batteries for electric vehicles and the electrical grid, with a focus on domestic processing of materials and components currently imported from other countries. Responsible and sustainable domestic sourcing and processing of the critical materials used to make lithium-ion batteries will strengthen American supply chains, accelerate battery production to meet increased demand, and secure the nation’s economic competitiveness, energy independence, and national security.

The funding announced today by the Department of Energy is the first phase of over $7 billion1 in total provided by the President’s Bipartisan Infrastructure Law for the battery supply chain and supports NOVONIX’s execution of its strategic growth plan for synthetic graphite anode materials produced in the U.S. Specifically, the grant funds will be dedicated to the construction of a 30,000 tonnes per annum (tpa) U.S. manufacturing facility, including site selection, plant layout, and engineering design with capability for additional expansion.

DOE’s Office of Manufacturing and Energy Supply Chains (MESC) is responsible for strengthening and securing manufacturing and energy supply chains needed to modernize the nation’s energy infrastructure and support a clean and equitable energy transition. MESC will manage the portfolio of projects with support from DOE’s Office of Energy Efficiency and Renewable Energy’s Vehicle Technologies Office.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

“We are proud to have been selected to negotiate this funding in recognition of our readiness to accelerate the domestic battery supply chain and meet growing global demand from the electric vehicle and stationary grid storage markets,” said Dr. Chris Burns, NOVONIX Co-Founder and CEO. “Since inception, our mission has been to enhance batteries through innovation and pave the way for the clean energy transformation. We are excited to partner with the DOE to further our mission of establishing a domestic supply chain for synthetic graphite used in lithium-based batteries and creating long-term sustainable value for our stakeholders.”

The grant is being funded under Area of Interest Two of the recently announced Battery Materials Processing and Battery Manufacturing Funding Opportunity Announcement (FOA), with the main objective of creating battery-grade graphite anode manufacturing capacity in the United States. The Project funded under this award will reduce U.S. reliance on importing this key battery material. China currently dominates both the synthetic and natural graphite markets with 98% and 77% market share, respectively; the rest coming from Japan and Korea2.

Through its proprietary process technology, clean power sources, and strategic partnerships, NOVONIX remains committed to enabling an electrified future while addressing the climate crisis. The Company is on track for reaching annual production capacity of 10,000 tpa of synthetic graphite in 2023 at its existing Riverside facility in Chattanooga, Tennessee, with further plans to expand annual production capacity to 40,000 tpa in 2025 and 150,000 tpa in 2030. The Company plans to build the facility proposed under this project to allow for subsequent expansion to support up to 75,000 tpa and will continue to seek other potential government funding opportunities for additional project funding.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company with operations in Canada and the United States. NOVONIX provides advanced high-performance materials, equipment, and services for the global lithium-ion battery industry with sales in 14 countries. We develop materials and technologies to support longer-life and lower-cost batteries that fuel a cleaner energy future.

Our NOVONIX Battery Technology Solutions division, based in Halifax, Nova Scotia, Canada, focuses on innovative battery research and development, along with providing advanced battery testing equipment and services on a global scale.

Our NOVONIX Anode Materials division, located in Chattanooga, Tennessee, USA, manufactures our synthetic graphite anode materials used to make lithium-ion batteries which power electric vehicles, personal electronics, medical devices, and energy storage units. To address growing industry demand, we are working to increase production capacity to 10,000 metric tons of synthetic graphite per annum (tpa) by 2023, with further targets of 40,000 tpa by 2025, and 150,000 tpa by 2030.

To learn more about NOVONIX visit us on LinkedIn, Twitter, or www.novonixgroup.com

For NOVONIX Limited

Stefan Norbom, ir@novonixgroup.com (investors)

Chantal Theoret, media@novonixgroup.com (media)

1 The White House October 19, 2022 https://www.whitehouse.gov/briefing-room/statements-releases/2022/10/19/fact-sheet-biden-harris-administration-driving-u-s-battery-manufacturing-and-good-paying-jobs/

2Source: Benchmark Mineral Intelligence September 2022 Report

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA